UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
theCut LLC

Legal status of issuer

> *Form*
> Limited Liability Company

> *Jurisdiction of Incorporation/Organization*
> Virginia

> *Date of organization*
> January 25, 2016

Physical address of issuer
4491 Cheshire Station Plaza, PMB #165, Dale City, VA 22193

Website of issuer
thecut.co

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
A commission equivalent to 2% of the Securities being issued in this Offering

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$350,000.00

Deadline to reach the target offering amount
March 23, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end (December 31, 2016)	**Prior fiscal year-end (December 31, 2015)**
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$113.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$8,307.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 18, 2018

FORM C

Up to $350,000.00

theCut LLC



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by theCut LLC, a Virginia limited liability company (the "Company," as well as references to "we," "us, " or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $350,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $50.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion subject to the Intermediary's terms of service). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds

Minimum Individual Purchase Amount	$50.00	$2.50	$47.50
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$350,000.00	$17,500.00	$332,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   OpenDeal Inc. dba "Republic" will receive 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at thecut.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 18, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and

other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year.

Once posted, the annual report may be found on the Company's website at: thecut.co

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

theCut LLC (the "Company") is a Virginia limited liability company, formed on January 25, 2016. The Company was formerly known as not applicable. The Company is currently also conducting business under the name of not applicable.

The Company is located at 4491 Cheshire Station Plaza, PMB #165, Dale City, VA 22193.

The Company's website is thecut.co.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
The Company has built and currently operates an application that modernizes the barbershop experience. Barbers can manage payments and schedule appointments with the mobile app, saving them time and money. For clients, we reduce risk associated with barber & style discovery.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	50,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	50,000*
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	350,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	350,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$50.00
Offering deadline	March 23, 2018
Use of proceeds	See the description of the use of proceeds on page 18 hereof.
Voting Rights	See the description of the voting rights on page 24 hereof.

*The total number of SAFEs outstanding is subject to increase in an amount equivalent to OpenDeal Inc. dba Republic's commission of 2% of the Securities issued in the Offering(s).

RISK FACTORS

Risks Related to the Company's Business and Industry

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising, consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising

campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Obi Omile Jr and Kush Patel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Obi Omile Jr and Kush Patel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.
We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs, liability, damage to our reputation, and harm to our business.

The development and commercialization of our current product are highly competitive.
We face competition with respect to today's market offering, however, we will seek to develop or commercialize new products in the future. Our competitors include some global companies. Many of our competitors have significantly greater financial, technical and human resources than we have, but lack expertise in marketing approved software products to this specific market. Yet, they may be better equipped than us to develop and commercialize a mobile software schedule app. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to. This could adversely affect our competitive position, initial market acceptance of our mobile platform, and our ability to generate revenue from our products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy

those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business, products, or services we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business, products, or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition, and results of operations may be adversely affected.

Negative public opinion could damage our reputation and adversely affect our business.
Reputational risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Our epay and money transfer businesses may be susceptible to fraud and/or credit risks occurring at the retailer and/or consumer level, which could adversely affect our business.
We contract with retailers that accept payment on our behalf, which we then transfer to a trust or other operating account for payment to content providers. In the event a retailer does not transfer to us payments that it receives for prepaid content sales, whether as a result of fraud, insolvency, billing delays or otherwise, we are responsible to the content provider for the cost of the product sold. We can provide no assurance that retailer fraud or insolvency will not increase in the future or that any proceeds we receive under our credit enhancement insurance policies will be adequate to cover losses resulting from retailer fraud, which could have a material adverse effect on our business, financial condition and results of operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.
Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver

products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

We may face competition from other companies that offer smart card technology, other innovative payment technologies and payment processing, which could result in loss of our existing business and adversely impact our ability to successfully market additional products and services.
Our primary competitors in the payment processing market include other independent processors, as well as financial institutions, independent sales organizations, and, potentially card networks. Many of our competitors are companies who are larger than we are and have greater financial and operational resources than we have. These factors may allow them to offer better pricing terms or incentives to customers, which could result in a loss of our potential or current customers or could force us to lower our prices as well. Either of these actions could have a significant effect on our revenues and earnings.

In addition to competition that our system faces from the use of cash, checks, credit and debit cards, existing payment systems and the providers of financial services and low-cost bank accounts, there are a number of other products that use smart card technology in connection with a funds transfer system. During the past several years, smart card technology has become increasingly prevalent. We believe that the most competitive product in this marketplace is EMV, a system that is promoted by most of the major card companies such as Visa, MasterCard, JCB and American Express. Also, governments and financial institutions are, to an increasing extent, implementing general-purpose reloadable prepaid cards as a low-cost alternative to provide financial services to the unbanked population. Moreover, while we see the acceptance over time of using a mobile phone to facilitate financial services as an opportunity, there is a risk that other companies will be able to introduce such services to the marketplace successfully and that customers may prefer those services to ours, based on technology, price or other factors.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions,

natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or to achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
* our ability to effectively manage our working capital;
* our ability to satisfy consumer demands in a timely and cost-effective manner;
* pricing and availability of labor and materials;
* our inability to adjust certain fixed costs and expenses for changes in demand;
* shifts in geographic concentration of customers, supplies and labor pools; and
* seasonal fluctuations in demand and our revenue.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.

We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

If our payment processors and disbursement partners experience an interruption in service, our business and revenue would be harmed.

Our payment processors and disbursement partners have experienced service outages or an inability to connect with our processing systems and this may reoccur in the future. If a payment processor experiences a service outage or service interruption that results in our being unable to collect funds from customers, our liquidity could be harmed. We do not directly access the ACH system or payment card networks such as Visa and MasterCard, which systems enable our acceptance of bank account-funded transactions, credit cards and debit cards. As a result, we rely on banks and other payment processors and disbursement partners to process transactions. In the event of service outages in the payment card or ACH networks, or if our payment processors or disbursement partners were unable to access the payment card or ACH networks, our business would be harmed.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost services, which may adversely affect our financial condition and results of operations.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees.

In particular, the Company is dependent on Obi Omile Jr and Kush Patel who are CEO and CTO of the Company, respectively. The Company has or intends to enter into employment agreements with Obi Omile Jr and Kush Patel although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Obi Omile Jr and Kush Patel or any member of the board of managers or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 91.2% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Virginia law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights.

Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
The Company has built and currently operates an application that modernizes the barbershop experience. Barbers can manage payments and schedule appointments with the mobile app, saving them time and money. For clients, we reduce risk associated with barber & style discovery.

Business Plan
Historically, men's grooming has been an arduous task, however, technology is rapidly changing a slow-moving industry. At theCut we are reimagining men's style and grooming. By connecting barbers and clients we are reshaping the barbershop experience, making it easier to look and feel confident. Clients can spend up to three hours waiting in their local barbershop to get their hair cut. Barbers can lose up to ten hours every month in productivity by managing appointments via calls and text. In the United States, 65 million men get their hair cut every month.

theCut launched in May of 2016 after building an intuitive mobile platform that seamlessly integrates into the barbershop experience. Today, barbers can use the app as a management tool to optimize their business while clients can use the app to schedule appointments. Our initial focus is on the 21 million people of color visiting barber shops twice a month. The segment of barbershops we are focusing on generates over $5 billion dollars every year. Today we have more than 90,000 users and have booked over 400,000 appointments. We're helping more than 8,500 licensed barbers grow their business. More than 20,000 clients are booking an appointment every week.

Whereas many of our competitors are building scheduling applications for salons, theCut is building a technology platform that extends beyond appointments. As our product evolves we will introduce a marketplace to conveniently purchase grooming products. Men globally spent just over $20 billion dollars on grooming products in 2016 and that number is expected to increase every year. As we grow and expand into different business segments we will drive transactions and e-commerce through our platform. We are integrating Mobile Pay as a way to encourage the purchase of grooming products through our application. However, the affinity towards cash transactions and increased scrutiny of online transactions due to fraud may slow the adoption of our Mobile Pay feature.

Our marketing efforts are supported by referrals and a strong grassroots campaign. A combination of creative social media marketing, industry partnerships, and local brand ambassadors will help us gain traction in the market. Our goal is to build a brand that our community can identify with.

History of the Business
The Company was founded in January 2016 by Obi Omile Jr and Kush Patel. The Company launched its mobile application in May of 2016.

The Company's Products and/or Services

Product / Service	Description	Current Market
A mobile platform providing barber management services.	The app gives professionals the ability to manage payments and appointments with clients. Those clients now have the convenience of 24/7 booking and mobile payments.	We're initially targeting the 21M+ American men of color who visit barbershops every month and the barbers who service them.

We are constantly innovating our product. Currently, we offer scheduling and payment services. In the next year, we expect to introduce a marketplace to distribute products to our users.

We offer our product/services direct to consumers via our website and social media accounts. We also attend industry trade shows to reach customers. Strategic partnerships and new advertising channels will expand our distribution.

Competition
The Company's primary competitors are Styleseat, Booksy, & Squire.

We operate in an emerging and competitive market. We face significant competition from the larger incumbents. Today, the core product offers similar functionality however the branding, design, customer service, and price are areas where we excel. Some of our competitors have greater financial resources and personnel however, we're still building a brand despite our disadvantages. Our success will depend on the additional value and brand we're able to create for our community.

Supply Chain and Customer Base
People are our most important asset. Recruiting the best talent, with highly specialized skills who understand the demographic will be paramount. Top recruits will drive our innovation and differentiation.

The company's customers are all members of the barbershop ecosystem. We build software for the small and medium sized barbershops and the barbers who work there. The platform also caters to urban millennials who visit barbershops at least once a month.

Intellectual Property
The Company does not currently have any intellectual property.

Governmental/Regulatory Approval and Compliance
The Company's application is not currently dependent any government regulatory approvals. Many states have laws requiring barbers and other grooming professionals to be licensed by the state board. The added visibility our platform creates could deter those barbers who are not currently licensed. The various state governments could eventually implement new regulations that make it harder to become a barber.

Litigation
None

Other
The Company's principal address is 4491 Cheshire Station Plaza, PMB #165, Dale City, VA 22193

The Company does not have any additional addresses.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised, they do not include the repayment of fees incurred in anticipation of the offering and are net the 5% cash commission paid to the intermediary.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	60.00%	$30,000	64.29%	$225,000
Research and Development	20.00%	$10,000	21.42%	$75,000
General Working Capital	20.00%	$10,000	14.29%	$50,000
Total	**100.00%**	**$50,000**	**100.00%**	**$350,000**

The Company shall have discretion to alter the use of proceeds set forth above as needed.

MANAGERS, OFFICERS AND EMPLOYEES

Managers
The managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Obi Omile Jr

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO: January 25, 2016 - current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Software Developer, Accenture: November 2015 – May 2016
Software Analyst, ConceptPlus: August 2015 – November 2015
iOS Developer, Wells Fargo: November 2014 – May 2015

Education
BBA Economics concentration in Finance, James Madison University.

Name
Kush Patel

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CTO: January 25, 2016 - current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Software Engineer, Yahoo: August 2014 – August 2015
Software Engineer, Microsoft: Summer 2012 & 2013

Education
BS Mechanical Engineering, minor in Computer Science, University of Virginia

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Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Obi Omile Jr

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO: January 25, 2016 – current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Software Developer, Accenture: November 2015 – May 2016
Software Analyst, ConceptPlus: August 2015 – November 2015
iOS Developer, Wells Fargo: November 2014 – May 2015

Education
BBA Economics concentration in Finance, James Madison University.

Name
Kush Patel

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CTO: January 25, 2016 – current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Software Engineer, Yahoo: August 2014 – August 2015
Software Engineer, Microsoft: Summer 2012 & 2013

Education
BS Mechanical Engineering, minor in Computer Science, University of Virginia

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Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Virginia law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee in Virginia.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Dagmawi Zelalem	Employee	April 4, 2017	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	75,000
Voting Rights	The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of managers or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	2.9%

The Company does not have any debt currently outstanding.

Valuation
Based on the Offering price of the Securities, there has been no pre-Offering value ascribed to the Company.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
A majority of the Company is owned by a few people. Those people are Obi Omile Jr, Kush Patel, & Dagmawi Zelalem.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Obi Omile Jr	45.6%
Kush Patel	45.6%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
The Company intends to achieve profitability in the next 12 months by monetizing the platform. The company will focus on driving transaction volume through the platform as well as offering a paid premium version of the platform for its clients.

Liquidity and Capital Resources
The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically growing our user base, team, and penetration in new markets. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

In addition to the proceeds of the Offering, the Company also has capital contributions from local angel investors.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
None.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 350,000 Units of SAFE (Simple Agreement for Future Equity) for up to $350,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 23, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $350,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities will be $1.00 per unit, the price is set arbitrarily by the Company and should not be inferred as a valuation for the Company. The minimum amount that a Purchaser may invest in the Offering is $50.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will not engage a transfer agent nor a registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), the Company will not have membership interests outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect

to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $4,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $4,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of managers, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of managers at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest
The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations and its securityholders.

OTHER INFORMATION
None.

Bad Actor Disclosure
None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Obi Omile Jr
(Signature)

Obi Omile Jr
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Obi Omile Jr
(Signature)

Obi Omile Jr
(Name)

Manager
(Title)

1/18/18
(Date)

/s/ Kush Patel
(Signature)

Kush Patel
(Name)

Manager
(Title)

1/18/18
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Page

EXHIBIT A

Financial Statements

THECUT, LLC

**Unaudited Financial Statements for Period from
January 25, 2016 (Inception) through December 31, 2016**



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

January 17, 2018

To: Board of Managers, theCut, LLC
       Attn: Obi Omile

Re: 2016 Financial Statement Review
       theCut, LLC

We have reviewed the accompanying financial statements of theCut, LLC (the "Company"), which comprise the balance sheet as of December 31, 2016 and the related statements of income and cash flows for the period of January 25, 2016 (inception) through December 31, 2016, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompany financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

THECUT, LLC
BALANCE SHEET
As of December 31, 2016
(Unaudited)

	2016
TOTAL ASSETS	
Current Assets:	
Cash and cash equivalents	$ 0
Accounts receivable	0
Inventory	0
Total Current Assets	0
Non-Current Assets:	
Property and equipment, net	0
Deposits	0
Total Non-Current Assets	0
TOTAL ASSETS	$ 0
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities:	
Current Liabilities:	
Accounts payable	$ 0
Advances from founders	0
Total Current Liabilities	0
TOTAL LIABILITIES	0
Members' Capital	
Member Units	15,000
Subscription Receivable	(6,693)
Accumulated deficit	(8,307)
TOTAL MEMBERS' CAPITAL	0
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 0

The accompanying notes are an integral part of these unaudited financial statements.

THE CUT, LLC
INCOME STATEMENT
For the Period from January 25, 2016 (Inception) through December 31, 2016
(Unaudited)

	2016
Revenues, net	$ 113
Cost of revenues	0
Gross Profit	113
Operating Expenses:	
General and administrative	696
Sales and marketing	7,724
Depreciation	0
Total Operating Expenses	8,420
Loss from operations	(8,307)
Other Income (Expense):	
Interest expense	0
Total Other Expense	0
Net Loss	$ (8,307)

The accompanying notes are an integral part of these unaudited financial statements.

THECUT, LLC

STATEMENT OF MEMBERS' CAPITAL

For the Period from January 25, 2016 (Inception) through December 31, 2016

(Unaudited)

	Member Units	Subscription Receivable	Accumulated Deficit	Total Member's Capital (Deficit)
Balance as of January 25, 2016 (Inception)	$ 0	$ 0	$ (0)	$0
Member Capital Contributions	15,000	(6,693)	0	8,307
Net Loss	0	0	(8,307)	(8,307)
Balance as of December 31, 2016	$15,000	$(6,693)	$(8,307)	$0

The accompanying notes are an integral part of these unaudited financial statements.

THECUT, LLC

STATEMENT OF CASH FLOWS

For the Period from January 25, 2016 (Inception) through December 31, 2016

(Unaudited)

	2016
Cash Flows From Operating Activities	
Net Loss	$(8,307)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	0
Changes in operating assets and liabilities:	
(Increase) Decrease in accounts receivable	0
(Increase) Decrease in inventory	0
Increase (Decrease) in accounts payable	0
Net Cash Used In Operating Activities	(8,307)
Cash Flows From Investing Activities	
Purchase and development of fixed assets	0
Net Cash Used In Investing Activities	0
Cash Flows From Financing Activities	
Capital contributions from founders	8,307
Net Cash Provided By Financing Activities	8,307
Net Change In Cash	0
Cash at Beginning of Period	0
Cash at End of Period	$ 0
Supplemental Disclosure of Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for income taxes	0

The accompanying notes are an integral part of these unaudited financial statements.

THECUT, LLC
NOTES TO FINANCIAL STATEMENTS
For the Period from January 25, 2016 (Inception) through December 31, 2016
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

theCut, LLC (the "Company") was incorporated on January 25, 2016 ("Inception") in the state of Virginia. The Company is headquartered in Dale City, Virginia. The Company gives clients the ability to discover barbers and then book and pay for available appointments. Barbers can optimize their schedule and engage with their new and existing clientele.

Since Inception, the Company has relied on raising capital and capital contributions to fund its operations. As of December 31, 2016, the Company had no working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 6) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2016, the Company is operating as a going concern. See Note 1 and Note 5 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2016, the Company had no of cash on hand.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2016, the Company had no accounts receivables.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Shipping and Handling Costs
Shipping and handling costs are recorded as cost of revenue and amounts billed to customers for shipping and handling costs are recorded in revenue.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, no impairment was recorded for the year ended December 31, 2016.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements
In May 2014, FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers." ASU No. 2014-09 contains a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted for reporting periods beginning after December 15, 2016. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – MEMBER'S CAPITAL

The Company is beneficially owned by two individuals, both founders. The founders agreed to contribute combined capital totaling $15,000 for 100% of the Member Units. As of December 31, 2016, the two founders have contributed a total of $6,693 leaving a subscription receivable balance of $8,307.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company or its founder.

NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2016 and has

incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 6) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

Completed Crowdfunded Offering
In August 2017, the Company sold 40,000 units of Simple Agreements for Future Equity ("SAFEs") for gross proceeds totaling $40,000 (the "Completed Crowdfunded Offering").

When the Company raises equity through the sale of preferred stock (an "Equity Financing"), the SAFEs are automatically convertible, into Safe Preferred Stock. Safe Preferred Stock are shares of a series of Preferred Stock issued to investors in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of preferred stock issued in the Equity Financing, other than with respect to the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price and the basis for any dividend rights, which will be based on the conversion price.

If the SAFEs are converted, the Company will issue to the investor a number of shares of the Safe Preferred Stock of capital stock sold in the Equity Financing. The number of shares of the Safe Preferred Stock of such capital stock issued shall equal the quotient obtained by dividing the amount paid by the investors by the either the SAFE price (valuation cap of $2,500,000 divided by the fully diluted capitalization of the Company) or the discount price (price at which the capital stock is sold times 80%) whichever generates the highest number of equities ("Conversion Price").

Anticipated Crowdfunded Offering
The Company is offering up to 350,000 SAFEs for up to $350,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $50,000 in this offering and up to $350,000 maximum. The Company must receive commitments from investors totaling the minimum amount by March 2018 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc., (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee and a SAFE equivalent to 2% of the securities issued in this offering.

Management's Evaluation
Management has evaluated subsequent events through January 17, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Video Transcript

theCut Video Transcript

January 2018

C1: Barbershop customer

C2: Barbershop customer wearing theCut fitted

B: Barber wearing theCut shirt

F: CEO and Founder of theCut

Client Perspective

(Camera follows client into crowded barbershop, client sits with other clients waiting and starts talking to the group)

C1: Yo, I hate spending 2 or 3 hours in here every time. Around the world, millions of other people deal with the same thing

C1: I got stuff to do, I cant spend all day in the shop waiting

C2: Bro, I got this new app, theCut, booked my appointment 2 days ago. (shows screenshot) I just got here and I'm up next

B: Ayoo joe, you ready???

(Client 2 walks over to barber chair and sits down.)

C2: It's my first time seeing this barber, and usually I'd be worried. But through theCut, I was able to check out his profile first and see all the cuts he's done in the past. Plus ratings and reviews from his existing clients so I know he's legit.

(Client shows app screenshot of barber discovery and rating page.)

(Barber begins cutting clients hair and video transitions to barber taking off the cape and brushing the client's neck)

C2: I don't even have to worry about paying or tipping because it was all done through the app. When he's done, I can leave him a review and let him know he hooked me up! (pointing to his new haircut)

(Client shows review screen)

C2: I'm in and out in under an hr and I have the rest of my day to make moves.

(Client gets up and daps up barber and leaves)

Camera switches to Barbers Perspective

(Barber completes clients appointment and shows app screenshot or barber appts)

(Barber is setting up for next cut)

B: As a barber, theCut has totally changed the way I do business.

B: It took me 5 minutes to set up my profile and I've been getting new clients every week.

(Next Client gets in chair and Barber begins cutting hair)

B: With theCut I'm able to better focus on my clients.

B: I used to take so many breaks answering calls & texts. Now clients can see my availability on the app and book when they want.

(Camera shows app blowing up with incoming appt requests)

B: With Mobile Pay, I can manage all my payments in one place and I don't have to worry about carrying change or too much cash on me.

(Shows list of transactions in-app)

(Haircut ends, client gets up to leave)

B: theCut has allowed me to take control of my schedule and increase my business 10-15%

CEO and founder

(Camera pans to founder, a client, sitting in another chair)

F: Hi, my name is Obi, CEO and cofounder of theCut. We're here to modernize the barbershop experience and reshape the $20 mens grooming industry.

F: In the past 19 months, we've grown to more than 100k users and we're helping more than 9000 barbers grow their businesses. In that time we've booked over 450k appointments and we're just getting started.

F: As long we still have hair, barbering isn't going anywhere. Demographic trends in the US create a unique opportunity for us to be successful.

F: At theCut we're reimagining the men's grooming experience, making it easier to look and feel confident.

EXHIBIT C
Offering Page



Company Name	theCut
Logo	
Headline	A mobile platform modernizing the barbershop experience
Cover photo	



**Hero
Image**



Tags   Minority Founders, Mobile, Tech, B2B

**Pitch
text**

Deal Highlights:
- Innovative company introducing technology improving the barbershop experience
- $5+ billion "niche" market opportunity that's rapidly growing
- 100k+ users in the last 19 months, growing 27% m/m & over 450,000 appointments booked
- Already facilitated over $9,000,000 worth of haircuts
- Barbers in 48 states with users in PR, Canada, Germany, & Japan

Invest in theCut

In the era of Yelp, Uber, and OpenTable the haircut experience can still be painful at best. Barbershops today have been slow to adopted technologies to improve their businesses.

theProblem:

For clients, randomly walking into your local barbershop can leave you waiting up to **3 hours** to see your barber.



Time spent waiting in your local shop can completely ruin your mood or interfere with your plans. In addition, finding a barber who you feel comfortable with and trust with your hairline can be a daunting task. Millions of people moving to new cities or going off to college are faced with this problem every year.

For barbers, managing appointments by hand can lead to **thousands in revenue** lost every year.



Every month barbers can lose **8-10 hours** of productivity scheduling appointments via calls and texts. Over-bookings and no-shows also negatively impact a barbers business. Traditional marketing and relationship management has been a manual process for barbers. Software to improve their efficiency has not been widely adopted.

theSolution: A mobile platform connecting barbers and clients.



theCut is modernizing the barbershop experience. By seamlessly bringing both barbers and clients together, we've reduced many of the issues present in the barbershop today.

- **Clients** can easily discover new barbers, then book and pay for haircuts at their convenience.
- **Barbers** can then mange all those clients and payments with one easy to use tool.

How's it work?

1. Barbers create their profile by adding all the services they offer .
2. Then complete it by uploading haircuts they've done and setting their payment info.
3. Clients can then search and discover talented and trusted barbers.
4. When ready, they can book and pay for haircuts with the push of a button.



Barber adding services to his profile.


theBridgeBarber
Tuesday: 10am - 6pm
Wednesday: 10am - 6pm
Thursday: 10am - 6pm
Friday: 10am - 7pm
Saturday: 9am - 7pm
ENABLE MOBILE PAY
ADD PHOTO

Barber uploading his past haircuts to profile.


44102
Norbert Moore
Line Up Barber Salon
Dolla B
Superfly Barbershop
Tamz Pretty kutz
Respect My Fresh
Kayla Martin
Bladez Barber Shop
JORDAN
23

Client discovering and booking an appointment.

theTraction:

Today, there are more than **9,000 barbers** signed up on theCut nationwide.



Armed with our savings accounts and Instagram page we were able to hack together some exciting growth, eventually getting a little funding along the way. We've worked very closely with our early users and have built a product directly reflecting their inputs and feedback. The insights learned will be incredibly useful as we grow and expand over the next couple years.

The release of our android app made a **HUGE** difference.

100,000+ USERS



450,000+ APPOINTMENTS



theOpportunity:



In the year 2040 the U.S. Census forecasts that people of color will become the majority in the United states. The growth of potential customers is accelerating and showing no signs of slowing down. As the population grows there is going to be an equal need of quality barbers to keep everyone well groomed.



theMarket



DOMESTIC
We can service anyone who
visits a barbershop

105M+
MONTHLY
USERS

65M
MONTHLY
USERS

21M
MONTHLY
USERS

MINORITIES
We're first targeting the
black in brown in the U.S.

INTERNATIONAL
Barbering is huge in countries such
as UK, Canada, JPN, & Brazil.

We're modernizing a **$5 Billion** dollar market:

- There are over **21 million minorities**, including blacks,hispanics & others, who visit barbershops at least once a month spending $25 on average including tip.
- Men have also increasingly spent more on grooming products in recent years, topping **$20 Billion in 2016**
- Traditionally barbershop have been community commerce centers, where you could get the latest cd's, movies, and fashion pieces. As our marketplace evolves we'll be able to tap into long time barbershop related industries such as **sneakers, fashion, and entertainment.**



theBusiness:

Many of our competitors have built quality booking software to power both independent professionals and local businesses. However, at theCut we're building a technology company to completely modernize the barbershop experience. We have larger ambitions that extend beyond appointments, we are looking to improve all facets of men's style and grooming.


theBusiness
PHASE 1
2018
TRANSACTIONS
theCut will monetize by charging a fee on transactions processed through its platform.
REVENUE MODEL
~6%
per transaction
PHASE 2
2019
MARKETPLACE
theCut will introduce a marketplace for both barbers and clients to purchase grooming products, taking a fee on each product sold.
REVENUE MODEL
15-30%
per purchase
PHASE 3
2020
DISTRIBUTION
theCut will act as a conduit between large brands and our community of users, delivering value in both products and content.
REVENUE MODEL
25-50%
per user
theCut

Phase 1:

- Barbershops are one of the last traditionally cash industries. Cashless consumer trends and excess cash safety concerns create an opportunity to offer a different business model.

Phase 2:

- Wholesale pricing and increased access for our users will revolutionize how products are sold in the men's grooming industry. Recent trends in men's grooming point to a more conscious and attentive consumer base.

Phase 3:

- Barbershops have been synonymous with fashion and entertainment. As our business evolves we'll be able to offer our customers complimentary content, services, and products.

theReviews:

Our customers love us! We're converting barbers of **all ages** and **backgrounds**.


I've been a barber for 28yrs. I've been using the app for almost 8 months and it has changed the way I do business!! I went from around 250 customers to well over 500!!! The app allows people who don't have the time to wait two hours for a cut , the chance to be in and out of the chair in 30mins!! It's a GAME changer. (by the way I'm a white barber) so it's not just for black barders.
Darvin Llyod
Master Barber - Herndon, VA


I was shopping around for a app to better help me accommodate my customers and help me be more productive at work i was spending to much time responding to text for appointments and taking time away from my clients. BUT this app solved all that for me best app I've tried by far for the barber world easy and to the point.. GREAT job guys keep the updates coming!!
Rubladez
Master Barber - Highland Park, NJ

theInvestment:

Investing in theCut, is investing in yourself. We want to democratize wealth and ownership by giving the opportunity to the very people who have made the community so valuable.

With your investment we'll be able to **build our brand** through marketing and partnerships as well as **develop a more robust product.**

The funds raise will help us reach our goals through the end of the year!


End of 2018
GOALS FOR THE NEXT 12 MONTHS
500k
$100k
3
Projected total users who've downloaded the app
Estimated monthly reoccuring revenue
Number of countries in which we officially operate

Invest in theCut

Terms of the Deal

Investing in this crowdfunding opportunity through Republic allows you to be an angel investor in theCut under the provisions of Title III of the Jumpstart Our Business Startups Act of 2012 (known as the "JOBS Act") and Regulation Crowdfunding. The financial instrument for your investment is a Crowd Safe. With a Crowd Safe, your investment automatically converts into stock when theCut undergoes a liquidity event - in other words, when we are acquired or have

an IPO.

The valuation cap specifies the maximum valuation under which your investment will convert into shares. theCut's valuation cap for this round is $4 million. If the company is acquired for less than the valuation cap amount, the discount provision gives you a discount to the valuation. The discount provision for this round is 20%.

theFounders



(Kush on the Left, Obi on the Right, Pepper the robot in the middle)

Obi, a recent JMU grad, was forced to spend his first **2 months** at a new job, in a new state, post his haircut expiration for fear of trusting a new and untested barber. Kush Patel, interning in California had no choice but to cut his head **bald** after a random walk-in experience with the wrong pair of clippers. He then goes on strike and grows his hair out past shoulder length in protest. **Friends from high school,** with shared experiences we realized there was a huge problem here. It wasn't that there were no talented barbers near us, what lacked was the **convenient ability** to find the barber who best met our specific needs. This moment and **countless hours** spent waiting aimlessly in barbershops is what led to the ah-ha moment behind theCut. We built our first prototype, then launched the beta version the following year and we've been grinding away ever since.

Why We Care

My team and I all have similar experiences. Similar stories can be told by anyone who's ever moved to a new city, went off to college, or is left barber-less due to vacations or unexpected emergency. Barbers have tales of their own, reflecting no-shows, late clients, and schedule mismanagement that have led to less than enjoyable experiences. We're passionate and dedicated to solving a real problem. We're giving clients back their time and empowering barbers to take control of their business.

Everyone loves the feeling that comes along with a fresh cut. The confidence, the swag, the fresh look on life symbolized by a clean shapeup and new cut. At theCut we believe that if you look good, you'll feel better. We want to the entire community to rock their best cut and live their best life. We hope that you guys share our vision and help us cut the next generation.

Invest in theCut

Team

	Obi Omile Jr	Co-Founder & CEO	A trained Business Economist from James Madison University, who most recently worked as a software developer for Accenture and Wells Fargo. Obi also has experience interning for a startup and has built and launched an app live on the iOS app store.
	Kush Patel	Co-Founder & CTO	Graduated from UVA where he majored in Mechanical Engineering with a minor in Computer Science and Engineering Business. He's spent time working with multiple startups over the years. Kush has also done time at both Microsoft and Yahoo.
	Dagmawi Zelalem	Acquisition Specialist	Studied economics at VCU prior to managing data for the first company to transition to only digitally captured health assessments. Mawi likes to immerse himself in hip-hop culture and looks forward to landing a deal with Mark Cuban on Shark Tank.
	Mary Iafelice	Advisor	Mary co- built Bunker Labs, a DC's accelerator. Shes's created proprietary growth hack methods and delivered over 1,000 hrs of business coaching. Has a BA from Holy Cross, HBX grad, and Smart.ly MBA select. Recently named to Forbes 30 under 30.
	Harry Alford	Adivsor	4x founder & NCAA Division I All-American, Harry brings skills & experiences in managing an accelerator, due diligence with NextGen Venture Partners, & exiting an ecommerce startup. He has a BA from Maryland, MA from Georgetown, & an MBA from Babson.
	Ray Crowell	Advisor	A Spirit of Bob Hope Award recipient, Ray has worked with over 500 startups globally, built Cabinet-level innovation programs, was a Harvard Kennedy School Fellow, & served as the innovation bridge leadership between Silicon Valley and

the military.

	Melissa Bradley	Advisor	Melissa is a Georgetown professor who is Director of Project 500, appointed the Entrepreneur in Residence for D.C., Senior Fellow at the Brookings Institution & is Co-Chair of the National Advisory Council on Innovation and Entrepreneurship.
	Ajit Verghese	Advisor	A 4x founder, Ajit founded humble ventures to address the gaps between enterprises and startups. A seasoned executive who manages at partnerships, digital transformation & innovation. He holds a BA from Georgetown and an MBA from Babson College.

Perks

$50	You'll get your name displayed on our investor thank you page & a sticker to rep the brand.
$100	You'll get a custom theCut investor shirt + the $50 perks
$250	You'll get a custom theCut investor hat + $100 perks
$500	You'll get early access to theCut's latest features + $250 perks
$1,000	You'll get a custom theCut branded NIKE hoodie + $500 perks
$5,000	You'll get an invitation to our monthly update video-calls with investors + $1,000 perks
$10,000	You'll get an invitation to a special thank you dinner/lunch with the founders and other $10k investors + $5,000 perks
$25,000	You'll get an invitation to an exclusive fun-filled event with the team and other $25k investors + $10k perks

FAQ

What is theCut?	theCut is a mobile platform connecting barbers and clients. We provide clients with the convenience of 24/7 booking and mobile payments, while providing barbers a business tool to optimize their schedule.
How is theCut different from	Even though there are other apps proving a similar service, there isn't a platform built mobile-first and specifically for barbers. Our ambitions span beyond simply

other booking apps?	appointment booking, we plan to touch all facets of the mens grooming industry. By targeting barbers, we're building a brand they can identify with and brings them more clientele. Our technology is also more intuitive and more effective in managing their business.
Are there plans for theCut to expand to salons?	We know that the platform we've built can also be used by salons and female stylists. Today, we have stylists using the app to manage their business. However, we want to dominate the mens grooming space in its entirety. By building a platform specifically targeting barbershops, we're able to drive new clients specifically looking for barbers vs other stylists. In terms of female grooming there are nuances and behavioral trends that would lend itself to a more robust platform taking away from the simplicity that we offer.
Does a barber have to be licensed to use theCut?	We're building a platform to assist all barbers in their day to day activities. We don't require barbers to be licensed to use the platform. Many student barbers use our platform to start their businesses.
How are payment and personal information handle or stored on theCut?	theCut currently uses Braintree Payments to manage our payments processing. As barbers and clients provide us with their payment information Braintree securely stores your information on their end so we don't maintain any of your personal data on our systems. The email addresses and phone numbers we collect will be protected by us at theCut and not shared without your permission.
Does a client need to download the app to use theCut?	All clients need to download either our iOS or Android apps. With the app clients have the ability to pay and tip within the app as well as message their barber and save photos for references or ideas.
Is theCut available in my state?	theCut is available nationwide and in all U.S. territories. We have more than 9,000 barbers signed up in 48 of the 50 states. Although we're available nationwide, we may not have a barber in your area. If not, tell your local barber to join the movement and help us build a great community of barbers.
How does theCut acquire new users?	Our early marketing strategy has focused primarily on social media, industry trade-shows & expos and word-of-mouth. With additional funding, we will invest in content marketing development as well as paid advertising on additional marketing channels.
How does the company make money?	Today, theCut makes money when a client pays their barber through the app. We charge the client a small convenience fee and the barber a typical processing fee. As we roll out additional products and services we'll have additional revenue channels.
How will theCut use the funds raised in the campaign?	Approximately 50% of funds raised will go towards paid marketing campaigns and funding our trips to barber battles and expos around the nation. 30% will go towards product development focusing on our most requested features, and the remaining 20% is spent on general and business development activities.

Does theCut already have investors?	Yes we do! We raised a funds from local angel investors in our network and people who really believe in our mission.
What are theCut's acquisition prospects?	Potentials acquirers for theCut come from two different industries. As we build out our marketplace and grow a community of users we become attractive to large Consumer Package Goods companies in our industry such as Proctor & Gamble and Unilever. As we increase the transaction and scheduling volume processed through theCut we become targets to companies offering payments and scheduling services like Square, Mindbody, & Google.